Seward & Kissel LLP

901 K Street, N.W.

Suite 800

Washington, D.C. 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

July 26, 2017

Via EDGAR CORRESPONDENCE

Mr. Keith Gregory

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AB Corporate Shares
AB Impact Municipal Income Shares
Post-Effective Amendment No. 27
File Nos. 333-112207 and 811-21497

Dear Mr. Gregory:

This letter responds to comments of the staff of the Securities and Exchange Commission (the “Staff”) to the above-referenced post-effective amendment to the registration statement filed on June 14, 2017, on Form N-1A for AB Impact Municipal Income Shares (the “Fund”), a series of AB Corporate Shares (the “Registrant”). You provided the Staff’s comments to me by telephone on July 11, 2017.

The Staff’s comments and Registrant’s responses thereto are discussed below.

Comment 1:	The narrative disclosure below the caption “Fees and Expenses of the Fund – Annual Fund Operating Expenses” indicates that the Adviser reimburses or pays for Fund operating expenses. Please inform us as to the expected amount of such reimbursement and/or payments, including whether such amount will be greater than 0.01%. Also explain whether the Adviser reimburses and/or pays Fund operating expenses pursuant to an agreement or arrangement. If so, describe such agreement or arrangement. Please note that such agreement or arrangement should be disclosed in the fee table as required by Form N-1A, Instruction 3(e) of Item 3.

Response:	Registrant estimates that fund operating expenses will be 0.13% for the Fund’s first fiscal year of operations, which will exceed 0.01%. Such amount will be paid by the Adviser as indicated in the Prospectus. The advisory agreement between Registrant, on behalf of the Fund, and the Adviser (the “Advisory Agreement”) provides that the Adviser shall receive no compensation from the Fund for its services under the Advisory Agreement. The Advisory Agreement further provides that the Fund acknowledges that the Adviser and its affiliates expect to receive compensation from third parties in connection with the Adviser’s provision of services under the Advisory Agreement. The Advisory Agreement also provides that the Adviser is responsible for and assumes the obligation for payment of the Fund’s expenses included as “Other Expenses” of the Fund, except certain extraordinary expenses, taxes, brokerage fees and commissions and the costs of borrowing money and other leveraging methods, including interest expenses. Registrant notes that Instruction 3(e) to Item 3 of Form N-1A provides that a fund is permitted to reflect expense reimbursement or fee waiver arrangements in the fee table, but is not required to do so.

Comment 2:	Under “Investing in the Fund – How to Buy Shares,” the disclosure states that shares of the Fund may be purchased only through accounts established under a wrap fee program or other investment program sponsored and maintained by a registered investment adviser approved by the Adviser. Please provide additional disclosure explaining “other investment program.” In addition, please clarify the meaning of “sponsored and maintained by a registered investment adviser approved by the Adviser” – e.g., explain the approval process and any required documentation.

Response:	The Fund will revise the disclosure to state that shares of the Fund are available only to investors with accounts established under a wrap fee program or other similar fee-based investment program sponsored and maintained by a registered investment adviser or broker-dealer and for which the Adviser is providing advisory, administrative and other services for compensation.

Comment 3:	Explain how the Board of Directors will be compensated and by whom. Also explain whether the method of compensating the Board may result in potential conflicts of interest and/or affect the independence of the Fund’s independent directors.

Response:	The Adviser has agreed pursuant to the Advisory Agreement to be responsible for and assume the obligation for payment of all of the Fund’s expenses that might otherwise be required to be included under “Other Expenses” of the Fund for purposes of Item 3 of Form N-1A, subject to limited exceptions, but specifically including the fees and expenses of the Trustees, including the Independent Trustees. Registrant believes that this arrangement does not represent a conflict of interest or have any impact on the independence of the Independent Trustees. The Independent Trustees determine their compensation from the AB Funds, including the Fund and the other series of the Registrant, and such determination is not influenced by the Adviser or its obligation to pay amounts resulting from the determination in the case of the series of the Registrant. The current amount of compensation established by the Independent Trustees is consistent with amounts paid by other AB Funds and is disclosed in the Fund’s Statement of Additional Information. Although Independent Trustee compensation will not be paid directly by the Fund, it is an obligation of the Fund, and shareholders of the Fund will indirectly (e.g., through wrap accounts offered by financial intermediaries) pay fees to the Adviser for its services to the Fund from which (along with other resources of the Adviser) the Adviser may pay the Independent Trustees. This arrangement is substantially similar to the “unitary” or “unified” management fee arrangements of many funds pursuant to which funds pay their advisers a single management fee from which all expenses, including in some cases independent trustee expenses, are paid. In those circumstances, like here, the independent trustees approve the terms of the advisory agreement and establish their compensation.

Registrant believes that the Independent Trustees do not fall within the definition of “interested person” under Section 2(a)(19) of the Investment Company Act of 1940 (the “1940 Act”) as a result of the Adviser’s payment obligation, and notes that it is not unusual for advisers of investment companies to be responsible for payment of fund expenses, including independent trustee/director fees and expenses, pursuant to expense limitation agreements. The fact that an investment adviser agrees to pay fund expenses, including expenses relating to the fund’s trustees, in no way makes the fund’s trustees “employees” of the investment adviser such that they would be “affiliated persons” of the investment adviser pursuant to Section 2(a)(3)(D) of the 1940 Act, and thus “interested persons” of the Registrant pursuant to Section 2(a)(19)(A)(iii). The compensation to which each Independent Trustee is entitled relates to services provided by the Trustee to the Registrant/Fund and is not tied to services provided to the Adviser. Furthermore, should the Advisory Agreement terminate, thus terminating the Adviser’s obligation to pay Trustee compensation, the Fund would be obligated to pay the compensation.
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Comment 4:	Please inform us as to whether there are Fund fees and expenses or other charges that the Adviser does not pay or reimburse that are greater than 0.01%. If so, such amounts should be reflected in the fee table as “Other Expenses.”

Response:	As indicated in the response to Comment 1, the Fund pays no fee to the Adviser for its services under the Advisory Agreement, and the Adviser pays all of the Fund’s other expenses, except certain extraordinary expenses, taxes, brokerage costs and the interest on borrowed money and on other leveraging methods. As indicated in the fee table of the Prospectus, Fund expenses (including those not paid or reimbursed by the Adviser) are not expected to equal or exceed 0.01%.

Comment 5:	Please confirm whether the Fund is only available to participants in wrap fee programs or other investment programs offered by registered investment advisers approved by the Adviser. If so, please include a footnote to the fee table explaining that the fees are paid at the wrap fee program or other investment program level and that such fees cover management fees. Also include in this footnote the bolded disclosure that currently appears under the caption “Fees and Expenses of the Fund – Annual Fund Operating Expenses,” which states that participants pay fees to the program sponsor and should review the program brochure or literature provided by the sponsor for a discussion of fees and expenses charged. In addition, under the caption “Fees and Expenses of the Fund – Examples,” include disclosure in a footnote that fees are paid at the wrap fee program or other investment program level.

Response:	As stated in the response to Comment 2, shares of the Fund are available only to investors with accounts established under a wrap fee program or other similar fee-based investment program sponsored and maintained by a registered investment adviser or broker-dealer and for which the Adviser is providing advisory, administrative and other services for compensation.

Registrant will include the following footnote to the Fund’s fee table:

The Fund is available only to certain investors identified below under “Purchase and Sale of Fund Shares.” Such investors pay a wrap fee or other fee that covers advisory, administrative and other services, which fee is paid at the wrap fee program or fee-based account level.

Registrant will include the following information under “Purchase and Sale of Fund Shares” in the Summary Information section of the Prospectus :

Shares of the Fund are available only to investors with accounts established under a wrap fee program or other similar fee-based investment program sponsored and maintained by a registered investment adviser or broker-dealer and for which the Adviser is providing advisory, administrative and other services for compensation. Participants in wrap-fee programs or other similar fee-based programs pay a “wrap fee” or similar fee to the program’s sponsor that covers investment advisory and administrative or other services (and in turn the program sponsor pays fees to the Adviser). Participants in a wrap fee program or other similar fee-based investment program should review the program brochure or literature provided by the sponsor for a discussion of fees and expenses charged.

Registrant will include the following footnote to the Fund’s expense example:

The Examples do not include any fees paid at the wrap fee program or fee-based account level.
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Comment 6:	For future reference, when the Fund discloses performance information (after it has established a performance record), include an explanation in the narrative or a footnote of the performance section that performance does not reflect fees at the wrap fee program or other investment program level.

Response:	Registrant will incorporate this comment in future filings when applicable.

Comment 7:	Please confirm that the advisory agreement between the Fund and the Adviser reflects 0.00% for management fees. Please also confirm that no 12b-1 fees are charged to the Fund.

Response:	Registrant confirms that the Advisory Agreement provides that the Adviser will receive no compensation for its services provided under the Advisory Agreement. Registrant also confirms that no 12b-1 fees will be charged to the Fund.

Comment 8:	Please explain how the wrap fee or fee charged for other investment programs is determined for each investor. Please confirm that all investors will pay the same internal advisory fee for investing in the Fund; in other words, explain whether any variation in fees charged to investors is based on factors other than fund advisory services.

Response:	The wrap fee or fee for other investment programs is reached by negotiation between the Adviser and program sponsor and is based on the totality of the services provided by the Adviser under such program. The variation in fees charged to program sponsors is based on the services provided by the Adviser, which in all cases includes advisory services. Although the Adviser’s fee arrangements with the sponsors vary, the fee rate attributable to portfolio management of the Fund is the same for all Fund investors.

Comment 9:	Please explain whether the fee structure for the Fund requires the Fund to comply with all provisions of Section 15 of the 1940 Act – e.g., a shareholder vote for an advisory fee increase.

Response:	Registrant intends to comply with the requirements of Section 15, including seeking shareholder approval for any increase in the advisory fee reflected in the Advisory Agreement.

Comment 10:	Please state whether the Fund is the only investment vehicle available to participants in a wrap fee program or other investment program investing in the Fund.

Response:	The arrangements of each program are established by the sponsor of such program and not by the Adviser or the Fund. There may be other investment vehicles available to participants of a program.

Comment 11:	The disclosure under “Additional Information About the Fund’s Risks and Investments – Tender Option Bond Transactions” indicates that the Fund may enter into certain tender option bond transactions (“TOBs”). We note that the structuring of TOBs will generally increase leverage of the Fund and generally results in interest expense and other fees (from consolidation of the TOB trust in the Fund’s financial statements). To the extent the Fund intends to enter into TOBs, interest expense and other fees should be reflected in the fee table. Please revise the fee table as appropriate.

Response:	Interest expense resulting from investment in TOBs is not expected to equal or exceed 0.01% for the Fund’s first fiscal year of operations, so the fee table has not been revised in response to this comment. To the extent such expenses equal or exceed 0.01% of the Fund’s total expenses in the future, the Fund will reflect such expenses in the “Other Expenses” line item of its fee table.
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Comment 12:	Please respond to the Staff’s comments via an EDGAR correspondence filing. The Staff may have additional comments based on your responses.

Response:	The Registrant will respond as requested.

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If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely,

/s/ Lancelot A. King
Lancelot A. King

cc:	Stephen J. Laffey, Esq.
Emilie D. Wrapp, Esq.
Paul M. Miller, Esq.